PARKWAY PROPERTIES, INC.
390 North Orange Avenue, Suite 2400
Orlando, FL 32801

September 9, 2015

BY EDGAR AND OVERNIGHT MAIL

Ms. Jaime G. John
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Parkway Properties, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-11533

Dear Ms. John:

This letter is submitted by Parkway Properties, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 25, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for year ended December 31, 2014 (File No. 001-11533) filed with the Commission on February 25, 2015 (the “Form 10-K”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K. Defined terms used herein but not otherwise defined herein have the respective meanings given to them in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.
We note that you disclose NOI and same store NOI in your earnings releases and supplemental materials. Please tell us if you consider these measures to be key performance indicators. To the extent these measures are considered to be key performance indicators, in future filings please include the measures as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management’s Discussion and Analysis. Include an example of any future disclosure in your response.

Response to Comment No. 1
In future filings under the Securities Exchange Act of 1934, as amended (“Exchange Act periodic reports”), the Company will disclose NOI and same-store NOI because it does consider these measures to be key performance indicators. Future Exchange Act periodic reports will include disclosure substantially along the lines of the following (except to the extent permitted to be excluded by Item 10(e)(iii) of Regulation S-K):

Ms. Jaime G. John
Division of Corporation Finance
September 9, 2015

NOI and Same-Store NOI

We define net operating income (“NOI”) as income from real estate operations less property operating expenses (before interest expense, impairment charges and depreciation and amortization). NOI excludes interest expense, depreciation and amortization, management company income and expenses, general and administrative expenses, acquisition costs, gain/loss on sale of real estate, impairments and other non-operating items. NOI measures 100% of the operating performance of Parkway Properties LP’s real estate properties in which Parkway Properties, Inc. owns an interest. We consider NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating our properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

We also evaluate performance based upon same-store NOI (“SSNOI”). SSNOI reflects the NOI from properties that were owned for the entire current and prior reporting periods presented and excludes properties acquired or sold during those periods, which eliminates disparities in net operating income due to acquisitions and dispositions of properties during such period. We believe that this measure provides a more consistent metric for the comparison of our properties from period to period.
NOI and SSNOI as reported by us may not be comparable to similar measures reported by other REITs that do not define the measures as we do. NOI and SSNOI are not measures of operating results as measured by GAAP and should not be considered alternatives to net income.
The following table presents a reconciliation of our net income (loss) to NOI and SSNOI for [the periods to be provided in the filing] (in thousands):

Net income (loss) for Parkway Properties, Inc.
Add (deduct):
Interest expense
Loss on extinguishment of debt
Depreciation and amortization
Management company expenses
Income tax expense
General and administrative
Acquisition costs
Equity in (earnings) loss of unconsolidated joint ventures
Sale of condominium units
Cost of sales - condominium units
Net income (loss) attributable to noncontrolling interests
Loss from discontinued operations
Gains on sale of real estate
Impairment loss on real estate
Management company income
Interest and other income
Net operating income from consolidated office and parking properties
Less: Net operating income from non same-store properties
Same-store net operating income

Ms. Jaime G. John
Division of Corporation Finance
September 9, 2015

Funds from Operations (“FFO”), page 62

2.
Please expand your disclosure to include a statement disclosing the reasons why you believe the presentation of “recurring funds from operations” provides useful information to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K.

Response to Comment No. 2
In future Exchange Act periodic reports, to the extent the Company uses recurring funds from operations (“recurring FFO”) as a key performance indicator, it will include a statement substantially along the lines of the following (except to the extent permitted to be excluded by Item 10(e)(iii) of Regulation S-K) to disclose why it believes recurring FFO provides useful information to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K:

In addition to FFO, we also disclose recurring FFO, which excludes our share of non-cash adjustments for interest rate swaps, realignment expenses, adjustments for non-recurring lease termination fees, gains and losses on extinguishment of debt and acquisition costs. Although this is a non-GAAP measure that differs from NAREIT’s definition of FFO, we believe it provides a meaningful presentation of operating performance because it allows investors to compare our operating performance to our performance in prior reporting periods without the effect of items that by their nature are not comparable from period to period and tend to obscure our actual operating results. Recurring FFO measures 100% of the operating performance of Parkway Properties LP’s real estate properties in which Parkway Properties, Inc. owns an interest.

EBITDA, page 63

3.
We note your presentation of EBITDA and the definition in footnote 1 to the reconciliation on page 65, which differs from EBITDA as defined by Exchange Act Release No. 47226. To the extent that this non-GAAP measure is presented in future filings, please revise the label to distinguish this measure from EBITDA (e.g., “Adjusted EBITDA”). Refer to Question 103.01 of the C&DIs on Non-GAAP Financial Measures.

Response to Comment No. 3
In future Exchange Act periodic reports, the Company will include a reconciliation of EBITDA as defined by Exchange Act Release No 47226, and show further adjustments to EBITDA as “Adjusted EBITDA.” Future Exchange Act periodic reports will include disclosure substantially along the lines of the following (except to the extent permitted to be excluded by Item 10(e)(iii) of Regulation S-K):

Ms. Jaime G. John
Division of Corporation Finance
September 9, 2015

EBITDA and Adjusted EBITDA

We believe that using EBITDA as a non-GAAP financial measure helps investors and our management analyze our ability to service debt and pay cash distributions. We define EBITDA as net income before interest expense, income taxes and depreciation and amortization. We further adjust EBITDA to exclude acquisition costs, gains and losses on early extinguishment of debt, impairment of real estate, share-based compensation expense and gains and losses on sales of real estate (“Adjusted EBITDA”).
Adjustments for Parkway’s share of partnerships and joint ventures are included in the computation of Adjusted EBITDA on the same basis.
However, the material limitations associated with using EBITDA and Adjusted EBITDA as non-GAAP financial measures compared to cash flows provided by operating, investing and financing activities are that EBITDA and Adjusted EBITDA do not reflect our historical cash expenditures or future cash requirements for working capital, capital expenditures or the cash required to make interest and principal payments on our outstanding debt. Although EBITDA and Adjusted EBITDA have limitations as an analytical tool, we compensate for the limitations by only using EBITDA and Adjusted EBITDA to supplement GAAP financial measures. Additionally, we believe that investors should consider EBITDA and Adjusted EBITDA in conjunction with net income and the other required GAAP measures of our performance and liquidity to improve their understanding of our operating results and liquidity. EBITDA and Adjusted EBITDA measure 100% of the operating performance of Parkway Properties LP’s real estate properties in which Parkway Properties, Inc. owns an interest.
We view EBITDA and Adjusted EBITDA primarily as a liquidity measure and, as such, the GAAP financial measure most directly comparable to them is cash flows provided by operating activities. Because EBITDA and Adjusted EBITDA are not measures of financial performance calculated in accordance with GAAP, they should not be considered in isolation or as a substitute for operating income, net income, or cash flows provided by operating, investing and financing activities prepared in accordance with GAAP. The following table reconciles cash flows provided by operating activities to EBITDA and Adjusted EBITDA for [the periods to be provided in the filing] (in thousands):

Cash flows provided by operating activities
Interest expense, net
Tax expense - current
EBITDA
Amortization of below market leases, net
Acquisition costs
Loss on extinguishment of debt
Change in deferred leasing costs
Change in condominium units
Change in receivables and other assets
Change in accounts payable and other liabilities
Adjustments for noncontrolling interests and unconsolidated joint ventures
Adjusted EBITDA

Ms. Jaime G. John
Division of Corporation Finance
September 9, 2015

The following table reconciles net income (loss) for Parkway Properties, Inc. to EBITDA and Adjusted EBITDA for [the periods to be provided in the filing] (in thousands):

Net income (loss) for Parkway Properties, Inc.
Adjustments to net income (loss) for Parkway Properties, Inc.:
Interest expense, net
Income tax expense
Depreciation and amortization
EBITDA
EBITDA adjustments - noncontrolling interest in real estate partnerships and unconsolidated joint ventures
Impairment loss on real estate
Gains on sale of real estate (Parkway's share)
Loss on extinguishment of debt
Noncontrolling interest - unit holders
Acquisition costs
Amortization of share-based compensation
Adjusted EBITDA

Item 8. Financial Statements and Supplementary Data.

Note 13 - Noncontrolling Interests, page 101

4.
We note your disclosure on page 74 that you consolidate joint ventures where you are the sole general partner and the limited partners do not possess kick-out rights or other substantive participating rights. Please provide us with a detailed analysis to support your conclusion to consolidate Fund II and address any substantive participating rights held by TRST.

Response to Comment No. 4
The Company respectfully submits that it has analyzed its interest in Fund II and determined that the Company controls Fund II and it is proper to consolidate this interest in its financial statements.
On May 14, 2008, the Company, through affiliated entities, entered into a limited partnership agreement forming a $750 million discretionary fund (“Fund II’) with the Teacher Retirement System of Texas (“TRST”) for the purpose of acquiring multi-tenant office properties. TRST is a 70% limited partner investor and the Company, through affiliated entities, is a 30% investor and serves as the general partner.
The Company first considered whether the entity was a variable interest entity under ASC 810. The Company’s management concluded that the entity does not meet the definition of a variable interest entity under ASC 810-10 because it does not have any of the following characteristics:

Ms. Jaime G. John
Division of Corporation Finance
September 9, 2015

a.    the entity does not have enough equity to finance its activities without additional subordinated financial support;
b.    the equity holders, as a group, lack the characteristics of a controlling financial interest; and
c.    the legal entity is structured with non-substantive voting rights (i.e., an anti-abuse clause).
Pursuant to ASC 810-20-25-3, the general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partner’s ownership interest in the limited partnership.
Furthermore, pursuant to ASC 810-20-25-5, the assessment of whether the rights of the limited partners overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. The general partner does not control the limited partnership if the limited partners have either of the following:
a.    the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause (as distinguished from with cause); or
b.    substantive participating rights.
The Company’s management evaluated these criteria and concluded neither criteria was met.
Criteria (a) was not met because the limited partner only has the ability to remove the general partner for cause or under a change in control. Section 13.1 of the limited partnership agreement of Fund II (the “Fund II LPA”) states, in relevant part:
“TRST shall have the right to remove the General Partner at any time for Cause upon thirty (30) days’ prior written notice, except that in the event of potential material harm to the business or value of the Partnership, the General Partner shall be removed immediately upon written notice. In addition, TRST may remove the General Partner upon thirty (30) days’ prior written notice in the event there is a Change of Control.”
Criteria (b) was not met because the limited partner does not have substantive participating rights. ASC 810-20-20 defines participating rights as rights that allow the limited partners to participate in certain financial and operating decisions of the limited partnership that are made in the ordinary course of business.

Ms. Jaime G. John
Division of Corporation Finance
September 9, 2015

Section 7.1 of the Fund II LPA, states, in relevant part:
“The management, operation, and control of the Partnership and its business and the formulation of its investment policy, including, by means of example and not limitation, the day-to-day responsibility for acquiring, operating, financing and managing the Investments, shall be vested exclusively in the General Partner….”
Section 7.1 of the Fund II LPA continues:
“The General Partner shall, in its sole discretion, exercise all powers necessary and convenient for the purposes of the Partnership and all of the power conferred by the [Delaware Revised Uniform Limited Partnership Act] on the general partner of a limited partnership, including the power to conduct the Partnership’s business.”
Furthermore Section 1.4 of the Fund II LPA, states, in relevant part:
“Subject to the limitations set forth herein, the business and purposes of the Partnership shall be to, directly and indirectly, acquire, hold, maintain, operate, improve, renovate, expand, originate, use, lease, finance, manage and dispose of Investments (as hereinafter defined) and to engage in any and all activities as are related or incidental to the foregoing, as determined by the General Partner in its sole discretion.”
Finally, the Company’s management evaluated ASC 810-20-25-13, which states that a limited partner’s rights (whether granted by contract or by law) that would allow limited partners to effectively participate in the following actions of the limited partnership shall be considered substantive participating rights and would overcome the presumption that the general partner controls the limited partnership:
a.    selecting, terminating and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures; and
b.    establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.
The Company’s management concluded neither criteria was met by reference to the applicable sections noted above. Section 7.6 of the Fund II LPA explicitly states that:
“No Limited Partner, in its capacity as a Limited Partner, shall participate in the management of the business and affairs of the Partnership. No Limited Partner, in its capacity as a Limited Partner, shall have any right or power to sign for or to bind the Partnership in any manner or for any purpose whatsoever, or have any rights or powers with respect to the Partnership except those expressly granted to such Limited Partner by the terms of this Agreement or those conferred upon such Limited Partner by law, and no prior consent or approval of the Limited Partners shall be required in respect of any act or transaction to be taken by the General Partner on behalf of the Partnership unless otherwise provided in this Agreement.”

Ms. Jaime G. John
Division of Corporation Finance
September 9, 2015

Based on the guidance of ASC 810-20-25-3 and ASC 810-20-25-5, the Company’s management concluded that the Company controls Fund II, the presumption of control by the general partner has not been overcome because the limited partner does not have kick-out rights or substantive participating rights, and, therefore, the Company properly consolidates Fund II.

****

Ms. Jaime G. John
Division of Corporation Finance
September 9, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (407) 650-0593.

Sincerely,
Parkway Properties, Inc.

By:     /s/ David R. O'Reilly
Name: David R. O’Reilly

Title:	Executive Vice President and Chief Financial Officer

cc:	Jeremy R. Dorsett Parkway Properties, Inc. David W. Bonser Hogan Lovells US LLP